EXHIBIT 99.107

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

High Tide Inc. (“High Tide” or the “Corporation”)

Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta
T3K 2M4

1.2	Executive Officer

Raj Grover
Chief Executive Officer and Director
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta
T3K 2M4
Phone: 403 703-4272

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On November 18, 2020, High Tide and Meta Growth Corp. (“Meta”) completed a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta). Pursuant to the Arrangement, High Tide acquired all the issued and outstanding common shares of Meta (the “Meta Shares”). Pursuant to the Arrangement, holders of Meta Shares received 0.824 (the “Exchange Ratio”) of a common share of High Tide for each Meta Share held at the time of closing. Meta is now a wholly owned subsidiary of High Tide.

The Arrangement was completed pursuant to an arrangement agreement between High Tide and Meta dated August 20, 2020. The Arrangement was approved by the shareholders of Meta at a special meeting of shareholders held on October 27, and the Court of Queen’s Bench of Alberta issued a final order approving the Arrangement on October 28, 2020.

Further information about the Arrangement can be found in the management information circular of Meta dated September 23, 2020, which can be accessed under Meta’s issuer profile on SEDAR at www.sedar.com.

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2.2	Acquisition Date

November 18, 2020.

2.3	Consideration

Pursuant to the Arrangement, holders of Meta Shares received 0.824 of a common share of High Tide for each Meta Share held at the time of closing.

In accordance with the terms set out in the respective warrant certificates or warrant indentures representing common share purchase warrants of Meta, each holder of a common share purchase warrant of Meta became entitled to receive upon the exercise of such holder’s common share purchase warrants of Meta, for the same aggregate consideration, such number of common shares of High Tide which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the time of closing, such holder had been the registered holder of the number of Meta Shares to which such holder would have been entitled if such holder had exercised such holder’s common share purchase warrants of Meta immediately prior to the time of closing.

In accordance with the terms set out in the stock option plan of Meta, each holder of a stock option of Meta became entitled to receive upon the exercise of such holder’s stock option of Meta, for the same aggregate consideration, such number of common shares of High Tide which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the time of closing, such holder had been the registered holder of the number of Meta Shares to which such holder would have been entitled if such holder had exercised such holder’s stock options of Meta immediately prior to the time of closing.

In accordance with the terms set out in the respective debenture certificates and the debenture indenture of Meta, each holder of a convertible debenture of Meta became entitled to receive upon conversion, for the same aggregate consideration, such number of common share of High Tide which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the time of closing, such holder had been the registered holder of the number of Meta Shares to which such holder would have been entitled if such holder had converted such debenture of Meta immediately prior to the time of closing. Each convertible debenture of Meta continues to be governed by and be subject to the terms of the existing debenture certificates or debenture indenture.

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In accordance with the terms set out in the restricted share unit plan of Meta, each holder of a restricted share unit of Meta will receive upon the vesting of such holder’s restricted share unit, such number of common shares of High Tide which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the time of closing, such holder had been the registered holder of the number of Meta Shares to which such holder would have been entitled if such restricted share units vested immediately prior to the time of closing.

2.4	Effect on Financial Position

Except as otherwise publicly disclosed and in the ordinary course of High Tide’s business, High Tide presently has no plans or proposals for material changes in High Tide’s business affairs or the affairs of Meta that may have a significant effect on the results of operations and financial position of High Tide.

2.5	Prior Valuations

No valuation opinion was obtained in the last 12 months by High Tide or Meta, as no such valuation opinion was required by securities legislation or a Canadian exchange or market to support the Consideration under the Arrangement. However, Meta obtained a fairness opinion from Echelon Wealth Partners Inc., dated August 20, 2020, attesting to the fairness of the Arrangement to Meta and Meta shareholders, from a financial point of view.

2.6	Parties to Transaction

The Arrangement was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of High Tide.

2.7	Date of Report

January 15, 2021

Item 3	Financial Statements and Other Information

Audited consolidated annual financial statements of Meta and related notes thereto as of and for the years ended August 31, 2020 and 2019 (the “Meta Annual Financial Statements”) are attached hereto as Schedule “A”.

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SCHEDULE “A”

META FINANCIAL STATEMENTS

(See attached)

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